Exhibit 99.2

Management's Discussion and Analysis

for the three and nine months ended September 30, 2019

MEDICURE INC.

Prepared by Management without review by the Company’s auditor

Message to Shareholders, November 2019

We are pleased that AGGRASTAT® (tirofiban hydrochloride) continues to have strong patient market share gained over the past several years. The volume of AGGRASTAT® sold continues to remain strong, however the net revenue and margins have declined due to pricing pressures we are experiencing. This has increased the importance of diversifying the Company’s revenue base through adding additional revenue generating products to our current product portfolio. There remains potential for further growth in the AGGRASTAT® brand and the diversification provided by ZYPITAMAG™ and ReDS™ has strengthened the Company’s product offerings.

Medicure’s focus is on the sales and marketing of AGGRASTAT®, ZYPITAMAG™ (pitavastatin magnesium) tablets and the ReDS™ PRO system ("ReDS™ PRO") for the clinical management of congestive heart failure.  We are pleased to have acquired ZYPITAMAG™ at the end of the third quarter allowing Medicure to have full control over the product, including all pricing decisions, control we did not have under our previous profit-sharing arrangement.

Medicure received approval in August of 2018 for our first Abbreviated New Drug Application (“ANDA”) for Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“Sodium Nitroprusside” or “SNP”) and the product is currently available for sale in the U.S. market. Our development of additional cardiovascular products is ongoing, with the next ANDA filing date with the U.S. Food and Drug Administration (“FDA”) expected in early 2020.

The focus of the business is growing the sales of ZYPITAMAG™ and ReDS™ and the acquisition of additional products has taken a lower priority.

We recently announced our intention to commence a substantial issuer bid (“SIB”) where the Company intends to offer to purchase up to 4.0 million of our common shares for cancellation at a set purchase price of $6.50 per common share for a total purchase price of up to $26.0 million in cash. This SIB will be funded from the Company’s existing cash on hand.

On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for Medicure.

Yours sincerely,

Albert D. Friesen, Ph.D.

Chairman and Chief Executive Officer

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The following management’s discussion and analysis (“MD&A”) is current as of November 26, 2019 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2018 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2018, as well as the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2019. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

All dollar amounts here within are expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT®, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAG™, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market the ReDS™ PRO system in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to sell and market its cardiovascular drug, SNP, in the United States and its territories through its U.S. subsidiary, Medicure Pharma Inc.;
•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;
•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;
•	the Company’s intention to increase sales of AGGRASTAT®;
•	the Company’s intention to increase sales of ZYPITAMAG™;
•	the Company’s intention to increase sales of the ReDS™;
•	the Company’s intention to increase sales of the Company’s SNP;
•	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution, which is currently on hold pending resolution of the dispute between Carmel Biosciences Inc. (“Carmel”) and the third-party manufacturer of PREXXARTAN®;
•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXAL™, formerly MC-1, for neurological disorders or other applications;

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

•	the Company’s intention to investigate and advance certain other product opportunities;
•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;
•	the Company’s intention and ability to obtain regulatory approval for its products and potential products;
•	the Company’s expectations with respect to the cost of the testing and commercialization of its products and potential products;
•	the Company’s sales and marketing strategy;
•	the Company’s anticipated sources of revenue;
•	the Company’s intentions regarding the protection of its intellectual property;
•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);
•	the Company’s expectation in regards to the receipt of the holdback receivable funds;
•	the Company’s business strategy; and
•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;
•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;
•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;
•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;
•	results of current and future clinical trials;
•	the uncertainties associated with the acceptance and demand for new products;
•	clinical trials not being unreasonably delayed and expenses not increasing substantially;
•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;
•	the Company's ability to attract and retain skilled management and staff;
•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;
•	market competition;
•	tax benefits and tax rates; and
•	the Company's ongoing relations with its employees and with its business partners.

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A, and any documents incorporated by reference herein, are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT®, ZYPITAMAG™ and SNP and the sale and marketing of the ReDS™ medical device. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

The Company’s first commercial product was AGGRASTAT®, a glycoprotein inhibitor (“GPI”), used for the treatment of acute coronary syndrome (“ACS”), including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). The Company acquired an exclusive license to sell ZYPITAMAG™ in the U.S. and launched ZYPITAMAG™ in May 2018 in the United States and in September 2019 acquired full rights and ownership of ZYPITAMAG™.

On January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.  In addition, Medicure invested US $10 million in Sensible for a 7.71% equity stake on a fully diluted basis.

The Company received approval in August of 2019 from the FDA for its first ANDA for SNP and Medicure’s product has recently became available during the third quarter of 2019 in the United States.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXAL™). The Company is actively seeking to acquire, license and/or enter into marketing partnerships for additional products as evidenced by the in-licensing and subsequent acquisition of ZYPITAMAG™ in December 2017 and September 2019, respectively, and the marketing partnership for ReDS™ in January 2019. The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to five or more approved products in 2021.

The increased sales of AGGRASTAT® that was experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 have dramatically improved the Company’s financial position compared to previous years.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The ongoing focus of the Company includes the sale of AGGRASTAT®, ZYPITAMAG™, ReDS™ and SNP and the development of additional cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”). The marketing and sales of ZYPITAMAG™ became a key focus of the Company during 2018 and the marketing and sales of ReDS™ became a key focus of the Company during the first quarter of 2019.

The Company has historically financed its operations principally through the net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately U.S. $105 million, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt and the remaining funds will be used to fund the recently announced SIB, invested and used to finance the Company’s operations, development and growth moving forward.

RECENT DEVELOPMENTS

Substantial issuer bid

Subsequent to September 30, 2019, on November 4, 2019 the Company announced its intention to commence a SIB (the “Offer”) pursuant to which the Company has offered to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer will be funded from the Company’s existing cash on hand.

Details of the Offer, including instructions for tendering Common Shares, were included in the formal offer to purchase and issuer bid circular, letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”). The Offer Documents were mailed to shareholders of the Company as of the mailing date and filed with applicable Canadian and United States securities regulatory authorities and made available on SEDAR at www.sedar.com and on EDGAR at www.sec.com on November 13, 2019.

The Offer will remain open for acceptance until December 19, 2019, unless extended or withdrawn. The Company reserves the right, subject to applicable laws, to withdraw or amend the Offer if certain events occur. The Company has engaged Computershare Trust Company of Canada to act as the depositary for the Offer. The directors and officers of the Company have advised the Company that they do not intend to tender any of their Common Shares pursuant to the Offer.

The Company believes Medicure’s underlying value and its long-term growth prospects are not reflected in the recent trading price of its Common Shares. As such, Medicure believes that the purchase of Common Shares under the Offer represents a reasonable use of a portion of its significant cash resources resulting from the Company’s successful purchase and subsequent sale of the Apicore business.

During the ten months ended October 31, 2019, the closing prices of the Common Shares on the TSX Venture Exchange ("TSXV") have ranged from a low of $3.00 to a high of $6.85. The closing price of the Common Shares on the TSXV on November 1, 2019 (the last full trading day before the announcement of the SIB) was $3.22. The purchase price of $6.50 per Common Share represents a 101.9% premium over the closing price of the Common Shares on the TSXV on November 1, 2019.

As of November 1, 2019, 14,804,013 Common Shares were issued and outstanding. The Offer is for up to 4.0 million Common Shares or approximately 27.0% of the total number of Common Shares issued and outstanding.

The Offer is optional for all shareholders, who are free to choose whether to participate and how many Common Shares to tender. Shareholders who do not deposit their Common Shares (or whose Common Shares are not purchased under the Offer) will realize a proportionate increase in their equity interest in the Company, to the extent that Common Shares are purchased under the Offer.

If more than 4.0 million Common Shares are properly tendered to the Offer, Medicure will take-up and pay for the tendered Common Shares on a pro-rata basis according to the number of Common Shares tendered (with adjustments to avoid the purchase of fractional Common Shares). The Offer is not conditional upon any minimum number of Common Shares being tendered but is subject to various other conditions disclosed in the Offer Documents.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Neither the Company nor its board of directors makes any recommendation to any shareholder whether to tender or refrain from tendering Common Shares. Shareholders are strongly urged to read and carefully evaluate all information in the Offer Documents and should consult their own broker or other financial and tax advisors prior to making any decision with respect to the Offer.

The Company has suspended its current normal course issuer bid (“NCIB”) in connection with the commencement of the Offer and no subsequent purchases will be completed under such NCIB until the Offer is completed.

The Offer commenced on November 13, 2019 and will expire at 5:00 p.m. (Eastern Standard Time) on December 19, 2019, unless extended or withdrawn by the Company.

Preferred pricing agreement for ZYPITAMAG™ with the ADAP Crisis Task Force

Subsequent to September 30, 2019, on October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the AIDS Drug Assistance Program (ADAP) Crisis Task Force for ZYPITAMAG™. The agreement will open access to ZYPITAMAG™ tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAG™ has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

SMILE™-HF study demonstrates use of ReDS™ results in reductions in hospital readmission rates

Subsequent to September 30, 2019, on October 15, 2019 the Company announced the primary results of the late-breaking SMILE™-Heart Failure (SMILE-HF) Clinical Trial which was presented at the Heart Failure Society of America (“HFSA”) conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

Acquisition of full US ownership of ZYPITAMAG™

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG™ from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000,000 and U.S. $2,000,000 in deferred payments to be made over the next four years, as well as contingent payments on the achievement of milestones and royalties related to net sales.

Medicure previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition Medicure retains all profits, with full control of marketing and pricing negotiation for ZYPITAMAG™.

Launch of ReDS™ PRO

On September 17, 2019 the Company announced the launch of the ReDS™ PRO (“ReDS™ PRO”) system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDS™ PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDS™ PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDS™ PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation.

Medicure previously announced, on January 28, 2019, that it had entered an agreement with Sensible Medical Innovations Inc. (“Sensible”) to become the exclusive marketing partner for the ReDS™ point of care system in the United States, a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The ReDS™ PRO represents the next generation of this device.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Settlement of Patent Infringement Action

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., settled its ongoing patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, which alleged infringement of Medicure’s U.S. Patent No. 6,770,660 (“the ’660 patent”). As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

The Company had filed the patent infringement action against Gland alleging infringement of the ’660 patent. The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® (tirofiban hydrochloride) injection before the expiration of the ’660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023.

Grant of Stock Options

On June 26, 2019, the Company announced that the Board of Directors approved the grant of an aggregate of 262,000 stock options to certain directors, officers, employees and management company employees of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSX Venture Exchange, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $4.95 per share.

Appointment of President and Chief Operating Officer

On June 26, 2019, the Company announced that Dr. Neil Owens has been appointed President and Chief Operating Officer of the Company effective July 1, 2019. In this capacity, Dr. Owens will be responsible for implementing the Company's strategic plans, and overseeing day-to-day operations, including the advancement and management of new and existing pharmaceutical products. Dr. Albert Friesen has served as the Company’s President since May of 2016 and will continue to serve as Chief Executive Officer of the Company and as Chair of its Board of Directors.

Normal Course Issuer Bid

On May 30, 2019, the Company announced that the TSXV has accepted the Company's notice of intention to make a NCIB (the “2019 NCIB”).

Under the terms of the 2019 NCIB, Medicure may acquire up to an aggregate of 761,141 common shares. In the opinion of the Company, its common shares had been trading at prices that do not reflect its underlying value. Accordingly, Medicure believes that purchasing its common shares for cancellation, at the then present pricing, represented an opportunity to enhance value for its shareholders.

As of May 29, 2019, the Company had 15,222,813 common shares outstanding, of which 6,758,666 common shares represented the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 761,141 common shares, representing 5% of the common shares outstanding, over the 12 month period that the 2019 NCIB is in place.

The 2019 NCIB commenced on May 30, 2019 and will end on May 29, 2020, or on such earlier date as Medicure may complete its maximum purchases under the 2019 NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announced that it had entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the 2019 NCIB. Under the Plan, PI may purchase common shares under the 2019 NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

During the three and nine months ended September 30, 2019, the Company purchased and cancelled 116,900 and 421,300 respectively of its common shares between May 30, 2019 and September 30, 2019 for a total cost to the Company of $553 and $2,081 respectively under the 2019 NCIB.

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The Company has suspended the 2019 NCIB in connection with the commencement of the intention to complete a SIB and no subsequent purchases will be completed under the 2019 NCIB until the SIB is completed.

Under the Company’s previous NCIB, which expired on May 27, 2019, the Company purchased and cancelled 771,900 of its common shares between May 28, 2018 and May 27, 2019 for a total cost to the Company of $5,085.

Appointment of Ms. Manon Harvey to the Company’s Board of Directors

On May 15, 2019, the Company announced the appointment of Manon Harvey CPA, CA, to the Board of Directors. Ms. Harvey is a CPA, CA, and holds a Bachelor of Commerce (summa cum laude) from the University of Ottawa. Additionally, Ms. Harvey has her ICD.D designation from the Institute of Corporate Directors. In January 2019, she joined the University of British Columbia’s Okanagan Campus as Director, Integrated Planning and Chief Budget Officer where she is responsible for supporting the University’s mission through long range financial planning, financial advice and effective resource allocation strategies. For the prior 21 years as Vice-President, Finance and Corporate Services for the Canada Foundation for Innovation (CFI), Ms. Harvey was responsible for the finance function, human resources, information technology, and administrative services. She was an Officer of the CFI Board of Directors, and served as the Secretary and Treasurer. For over 10 years, until June 2014, she was both a member of the Board of Directors, as well as Chair of the Audit Committee, for Hydro Ottawa. She is an external member of the Departmental Audit Committee of the Royal Canadian Mounted Police.

Update on Holdback Funds from Apicore Sale

On February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company continues to proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

Agreement to Market ReDS™ Device

On January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure began marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested U.S. $10,000 in Sensible for a 7.71% equity stake on a fully diluted basis. In connection with the investment, Medicure's President and CEO, Dr. Albert D. Friesen, has been appointed to the Board of Directors of Sensible.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including UA, which is characterized by chest pain when one is at rest, and non Q wave MI. AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Net AGGRASTAT® product sales for three and nine months ended September 30, 2019 were $5,324 and $16,341, respectively compared to $7,024 and $20,283, respectively during the three and nine months ended September 30, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

Hospital demand for AGGRASTAT® was lower than the same quarter in the prior year however the number of new hospital customers using AGGRASTAT® continues to increase leading to patient market share held by the product increasing to approximately 67% as at September 30, 2019. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product has become increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the three and nine months ended September 30, 2019 with the three and nine months ended September 30, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods.

On November 16, 2018, the Company filed a patent infringement action against Gland in the U.S. District Court for the District of New Jersey, alleging infringement of the 660 patent. The ‘660 patent is listed in the FDA’s orange book with an expiry date of May 1, 2023.

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure is vigorously defending the ’660 patent and pursuing the patent infringement action against Gland as well as exploring all other legal options available to protect its patent rights.

On August 21, 2019 the Company announced that its subsidiary, Medicure International Inc., has settled this ongoing patent infringement action. As part of the settlement, Gland has acknowledged that the ‘660 patent is valid, enforceable and infringed. The settlement results in the Company entering into a license agreement with Gland with an anticipated launch date for Gland’s generic product of March 1, 2023. The remaining terms of the settlement are confidential.

On December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG™ (pitavastatin magnesium), a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG™ is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG™ became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG™ added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG™ contributed revenue of $78 and $87 to Company for the three and nine months ended September 30, 2019, and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAG™ is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAG™ brand, usage of the product and revenues from ZYPITAMAG™.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG™ from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

As described, Medicure previously had acquired U.S. marketing rights with a profit-sharing arrangement. With this acquisition Medicure retains all profits, with full control of marketing and pricing negotiation.

10

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Subsequent to September 30, 2019, on October 3, 2019, the Company announced that it has reached a preferred pricing agreement with the ADAP Crisis Task Force for ZYPITAMAG™. The agreement will open access to ZYPITAMAG™ tablets to low income, underinsured and uninsured Americans who qualify for ADAP coverage in states where ZYPITAMAG™ has been adopted onto the ADAP formulary.

The ADAP Crisis Task Force negotiates reduced drug prices for all ADAP formularies. ADAP formularies provide HIV treatment to low income, uninsured, and underinsured individuals living with HIV/AIDS in all 50 states and the US territories. The ADAP Crisis Task Force was formed in 2002, and is currently comprised of representatives from Arizona, California, Florida, Illinois, Massachusetts, New York, North Carolina, Tennessee, Texas, Virginia, and Washington state HIV/AIDS divisions.

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDS™ PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDS™ PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDS™ PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDS™ PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDS™ PRO represents the next generation of ReDS™.

Subsequent to September 30, 2019, on October 15, 2019 the Company announced the primary results of the late-breaking SMILE-HF Clinical Trial which was presented at the Heart Failure Society of America (“HFSA”) conference in Philadelphia, Pennsylvania by Dr. William T. Abraham, the SMILE-HF national principal investigator.

The SMILE-HF trial demonstrated that when used as intended, ReDS™ treatment guided heart failure management prevented 58% of heart failure readmission(s). Data was collected from 268 patients by 43 centers across the United States, constituting the largest randomized control trial to date on the impact of ReDS™ on managing heart failure. Patients were recruited for the study during hospitalization and followed for up to nine months at home. Daily measurements were taken using ReDS™ with the goal of keeping lung fluid content within the normal range of 20-35%. Data aggregated in the cloud was sent to physicians to monitor and adjust medication with the goal to keep each patient’s fluid status balanced and avoid hospital readmission.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100, with an additional U.S.$400 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third-party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company was withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

11

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAG™, the sales and marketing of ReDS™ and SNP, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Growing sales of ZYPITAMAG™ in the United States

On December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG™ (pitavastatin magnesium), a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG™ is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG™ became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG™ added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG™ contributed revenue of $78 and $87 to Company for the three and nine months ended September 30, 2019, and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAG™ is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAG™ brand, usage of the product and revenues from ZYPITAMAG™.

12

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG™ from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Growing sales of ReDS™ in the United States

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDS™ PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDS™ PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDS™ PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDS™ PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDS™ PRO represents the next generation of ReDS™.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure) The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP became commercially available during the third quarter of 2019.

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

13

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments and explore other options available.

The sNDA filing was accompanied by a mandatory U.S. $1,200 user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold in two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI-PCI”). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and analysis of the results is currently under way.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

14

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the acquisition of ZYPITAMAG™ and the marketing partnership for ReDS™, the Company expects to transform its commercial suite of products to at least five approved products in 2020.

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXAL™ (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXAL™ is currently on hold. The Company changed its focus from TARDOXAL™ to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed - Additional studies underway
ZYPITAMAG™	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDS™	Heart Failure - Medical Device	Cleared/Marketed
PREXXARTAN®	Hypertension	Approved - Commercial launch on hold
SNP	Acute Cardiology	ANDA approved -launch activities underway
Generic ANDA 2	Acute Cardiology	Preparation of aNDA submission
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXAL™/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

DIVESTURE OF APICORE

On October 3, 2017, the Company sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S. $105,000 of which approximately U.S. $55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that was to be received in 2019 as per the terms of the agreements (Refer to “Update on Holdback Funds from Apicore Sale”). These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

15

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

On February 1, 2018, the Company received the deferred purchase price proceeds of approximately U.S. $50,000 from the Buyer as a result of the Apicore Sale Transaction. The U.S. $50,000 was included in the total net proceeds of U.S. $105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S. $10,000 became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

The key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	the valuation of the holdback receivable
•	the valuation of the royalty obligation
•	the provisions for returns, chargebacks, rebates and discounts
•	the measurement of intangible assets
•	the measurement of the amount and assessment of the recoverability of income tax assets
•	the valuation of the investment in Sensible

Valuation of financial instruments

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified and measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company derecognizes a financial asset when the contractual cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has classified all of its non-derivative financial assets as financial assets measured at amortized cost, except for the consideration receivable and the holdback receivable, which is classified as FVTPL and its investment in Sensible Medical, which is classified as FVOCI.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition. Financial assets measured at amortized cost are cash and cash equivalents, short-term investments and accounts receivable.

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for any financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which is dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

Provision for returns, chargebacks, rebates and discounts

The Company has three commercially available products, AGGRASTAT®, ZYPITAMAG™ and ReDS™ (the “Products”) which it provides to United States customers. AGGRASTAT® and ZYPITAMAG™ are sold to wholesalers for resale; with AGGRASTAT® sold by the wholesalers to hospitals, while ZYPITAMAG™ is sold to pharmacies. ReDS™ devices are sold by the Company directly to hospitals or other direct customers. Revenue from the sale of Products is recognized upon the receipt of goods by a wholesaler or direct customer, the point in time in which title and control of the transferred goods pass from the Company to the wholesale or direct customer. At this point in time, the customer has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the customer’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the customer and the customer has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts and rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to customers for the discounts to which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

17

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net (loss) income and comprehensive (loss) income.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

NEW ACCOUNTING STANDARD AND INTERPRETATIONS

Set out below is the impact of the mandatory adoption of the new accounting standard:

IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective approach, requiring the cumulative effect of initial application to be recognized as an adjustment to the opening balance of retained deficit, and prior periods are not restated. IFRS 16 which requires lessees to recognize assets and liabilities for most leases, with exemptions available for leases with a term that is twelve (12) months or less, or where the underlying asset is of a low value.

Unless exempted, as noted above, upon inception of a lease, lessees will be required to recognize a right-of use (“ROU”) asset, representing the Company’s right to use the underlying asset and a lease liability representing its obligation for lease payments due to the lessor. ROU assets and the corresponding liability are initially measured at the present value of non-cancellable payments, including those made in accordance with an option period when the Company expects to exercise an option period to extend or not terminate a lease.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease.

18

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The impact of the adoption of IFRS 16 on the Company’s statement of financial position at January 1, 2019 is as follows:

	December 31, 2018	Impact of transition to IFRS 16	January 1, 2019
Assets
Property and equipment	$316	$677	$993

Current liabilities
Lease obligation	$—	$300	$300

Non-current liabilities
Lease obligation	$—	$377	$377
	$316	$—	$316

The impact of the adoption of the Company’s operating lease commitments to the lease obligations recognized as a result of the adoption of IFRS 16 is as follows:

Operating lease commitments, including renewal options, as at December 31, 2018	$715
Adjustment of lease commitments to present value of lease liability	(38)
Lease obligation as at January 1, 2019	$677

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

19

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

(in thousands of CDN$, except per share data)	September 30, 2019	June 30, 2019	March 31, 2019	December 31, 2018
Revenue, net	$5,519	$6,301	$4,880	$7,895
Cost of goods sold	(1,496)	(1,353)	(1,038)	(1,188)
Selling	(3,349)	(3,319)	(4,128)	(4,698)
General and administrative	(1,044)	(769)	(935)	(1,136)
Research and development	(976)	(1,181)	(921)	(3,302)
Revaluation of holdback receivable	—	—	—	(1,473)
Finance income (expense), net	116	182	190	718
Foreign exchange gain (loss), net	601	(813)	(881)	2,442
(Loss) income for the period from continuing operations	(599)	(957)	(2,756)	(1,083)
Income (loss) from discontinued operations	—	—	—	—
(Loss) income for the period	(599)	(957)	(2,756)	(1,083)
Basic (loss) earnings per share from continuing operations	$(0.04)	$(0.06)	$(0.18)	$(0.07)
Diluted (loss) earnings per share from continuing operations	$(0.04)	$(0.06)	$(0.18)	$(0.07)
Basic (loss) earnings per share from discontinued operations	$—	$—	$—	$—
Diluted (loss) earnings per share from discontinued operations	$—	$—	$—	$—
(in thousands of CDN$, except per share data)	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Revenue, net	$7,350	$7,801	$6,064	$5,028
Cost of goods sold	(974)	(1,202)	(789)	(1,289)
Selling	(3,986)	(3,899)	(2,997)	(2,677)
General and administrative	(704)	(1,148)	(934)	(1,000)
Research and development	(1,400)	(1,071)	(909)	(1,586)
Revaluation of holdback receivable	—	—	—	82
Finance income (expense), net	88	94	8	88
Foreign exchange (loss) gain, net	(916)	1,022	1,013	(279)
Income for the period from continuing operations	(545)	1,595	1,359	7,210
Income (Loss) from discontinued operations	—	—	—	44,239
(Loss) income for the period	(545)	1,595	1,359	51,449
Basic earnings per share from continuing operations	$(0.03)	$0.10	$0.09	$0.46
Diluted earnings per share from continuing operations	$(0.03)	$0.09	$0.08	$0.39
Basic (loss) earnings per share from discontinued operations	$—	$—	$—	$2.81
Diluted (loss) earnings per share from discontinued operations	$—	$—	$—	$2.42

20

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Net loss for the three-month period ended September 30, 2019 totaled $599 compared to a net loss of $545 for the three months ended September 30, 2018. Significant variances are as follows:

•	An increase in general and administration expenses of $340 resulting primarily from additional legal expenses incurred during the three months ending September 30, 2019 as a result of the patent challenge regarding the Company’s AGGRASTAT® patents.
•	A write-off of inventory of $578 that had expired or was otherwise unusable during the three months ended September 30, 2019
•	A decrease in revenues of $1,831 resulting from a higher discounting pertaining to AGGRASTAT® as a result of increased pricing pressure from competitors.

Offset by:

•	An increase in net foreign exchange gain of $1,517 as a result of the impact of the depreciation of the Canadian dollar against the U.S. dollar on U.S. dollar denominated cash held by the Company at September 30, 2019.
•	A decrease of $637 in selling expenses primarily as a result of ZYPITAMAG™ launch costs incurred during the three months ended September 30, 2019.
•	A decrease of $424 in research and development expenses resulting from the timing of research and development projects.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
AGGRASTAT® revenue, net	$5,324	$7,024	$(1,700)	$16,341	$20,283	$(3,942)
ReDS™ revenue, net	117	—	117	272	—	272
ZYPITAMAG™ revenue, net	78	326	(248)	87	932	(845)
	$5,519	$7,350	$(1,831)	$16,700	$21,215	$(4,515)

Net AGGRASTAT® product sales for three months ended September 30, 2019 were $5,324 compared to $7,024 during the three months ended September 30, 2018.

Net AGGRASTAT® product sales for nine months ended September 30, 2019 were $16,341 compared to $20,283 during the nine months ended September 30, 2018.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

21

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Hospital demand for AGGRASTAT® was lower than the same quarter in the prior year however the number of new hospital customers using AGGRASTAT® continues to increase leading to patient market share held by the product increasing to approximately 67% as at September 30, 2019. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product has become increasingly important to the Company.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar when comparing the three and nine months ended September 30, 2019 with the three and nine months ended September 30, 2018, this led to increased AGGRASTAT® revenues, however this was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods.

During the three and nine months ended September 30, 2019, ReDS™ contributed revenue of $117 and $272, respectively from the Company’s share of the sale of the product in the United States and although early into the Company’s marketing partnership regarding the product, the Company expects revenues to grow for the remainder of 2019 and beyond.

Net ZYPITAMAG™ product sales for three months ended September 30, 2019 were $78 compared to $326 during the three months ended September 30, 2018.

Net ZYPITAMAG™ product sales for nine months ended September 30, 2019 were $87 compared to $932 during the nine months ended September 30, 2018.

The Company currently sells ZYPITAMAG™ to drug wholesalers. These wholesalers subsequently sell ZYPITAMAG™ to pharmacies who in turn sell the product to patients. The decrease in ZYPITAMAG™ product sales for the three and nine months ended September 30, 2019 is a result of initial stocking at the wholesale level during the three and nine months ended September 30, 2018.

Cost of goods sold

The change in cost of goods sold for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
AGGRASTAT®	$662	$909	$(247)	$2,626	$2,697	$(71)
ReDS™	174	—	174	467	—	467
ZYPITAMAG™	660	65	595	794	268	526
	$1,496	$974	$522	$3,887	$2,965	$922

Cost of goods sold represents direct product costs associated with AGGRASTAT®, ZYPITAMAG™ and ReDSTM, including write-downs for obsolete inventory and amortization of the related intangible assets.

AGGRASTAT® cost of goods sold for the three months ended September 30, 2019 was $662 compared to $909 for the comparable period in the prior year. AGGRASTAT® cost of goods sold for the nine months ended September 30, 2019 was $2,626 compared to $2,697 for the comparable period in the prior year. For the three ended September 30, 2019, the decrease to cost of goods sold is the result of lower volume of AGGRASTAT product sold, as well as a higher percentage of 250 ml bags sold versus the other AGGRASTAT® formats. For the nine months ended September 30, 2019, cost of goods sold for AGGRASTAT remained consistent with the nine months ended September 30, 2018.

22

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

ReDS™ cost of goods sold for the three and nine months ended September 30, 2019 of $174 and $467, respectively are related to the amortization of the ReDS™ license, which is recorded on the statement of financial position within intangible assets.

ZYPITAMAG™ cost of goods sold for the three and nine months ended September 30, 2019 of $660 and $794, respectively includes $578 relating to a write-down of ZYPITAMAG™ product inventory. The remainder of the ZYPITAMAG™ cost of goods sold pertains to the amortization of the ZYPITAMAG™ license, which is recorded on the statement of financial position within intangible assets and the cost of the product sold during the periods. ZYPITAMAG™ cost of goods sold for the three and nine months ended September 30, 2018 of $65 and $268, respectively, was the result of nil and $138 from the cost of ZYPITAMAG™ product sold to the Company’s wholesale customers and $65 and $130 from amortization of the ZYPITAMAG™ license.

Selling

Selling expenses include salaries and related costs for those employees involved in the commercial operations of the Company, as well as costs associated with marketing, promotion, distribution of the Company’s products as well as market access activities and other commercial activities. The expenditures are required to support sales and marketing efforts of AGGRASTAT®, ZYPITAMAG™ and ReDS™.

The changes in selling expenditures for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Selling	$3,349	$3,986	$(637)	$10,796	$10,882	$(86)

Selling expenses for the three and nine months ended September 30, 2019 were $3,349 and $10,796, respectively, compared to $3,986 and $10,882 for the three and nine months ended September 30, 2018.

Commercial sales expenses decreased during the three months ended September 30, 2019 as compared to the same period in the prior year due to commercial launch costs relating to ZYPITAMAG™ being incurred during the three months ended September 30, 2018 related to the commercial launch of the product. Commercial sales expenses were consistent during the nine months ended September 30, 2019 as compared to the same period in the prior year.

General and Administrative

General and administrative expenses include the cost of administrative salaries, ongoing business development and corporate stewardship activities and professional fees such as legal, audit, investor and public relations.

The changes in general and administrative expenditures for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
General and administrative	$1,044	$704	$340	$2,748	$2,786	$(38)

General and administrative expenses for the three months ended September 30, 2019 were $1,044 compared to $704 for the three months ended September 30, 2018. The increase in general and administrative expenses is primarily related to additional legal expenses incurred during the three months ending September 30, 2019 as a result of the patent challenge regarding the Company’s AGGRASTAT® patents.

23

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

General and administrative expenses for the nine months ended September 30, 2019 were $2,748 compared to $2,786 for the nine months ended September 30, 2018. The slight decrease in general and administrative expenses is primarily related to lower stock-based compensation expense incurred during the nine months ended September 30, 2019 when compared to the same period in the prior year, offset by higher legal expenses incurred during the three months ending September 30, 2019 as a result of the patent challenge regarding the Company’s AGGRASTAT® patents.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Research and development	$976	$1,400	$(424)	$3,078	$3,380	$(302)

Net research and development expenditures for the three and nine months ended September 30, 2019 were $976 and $3,078, respectively compared to $1,400 and $3,380 for the three and nine months ended September 30, 2019. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The decrease experienced during the three and nine months ended September 30, 2019 when compared to the same periods in the prior year is a result of the timing of expenses pertaining to the Company’s development projects, particularly the Company’s additional aNDA development projects.

Finance Income, Net

The change in finance income, net for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Finance income, net	$116	$88	$28	$488	$107	$381

The finance income for the three and nine months ended September 30, 2019 relates to interest on cash and investments held by the Company during the three and nine months ended September 30, 2019, partially offset by accretion on the Company’s royalty obligation, which compares to finance expense for the three and nine months ended September 30, 2018, which primarily related to accretion on the Company’s royalty obligation’ offset by investment income earned during the comparative periods.

24

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Foreign Exchange (Loss) Gain, Net

The change in foreign exchange (loss) gain, net for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Foreign exchange (loss) gain, net	$601	$(916)	$1,517	$(1,093)	$1,119	$(2,122)

The increase in the foreign exchange gain for the three months ended September 30, 2019 compared to a loss for the three months ended September 30, 2018 relates to increase in the US dollar exchange rate between June 30, 2019 and September 30, 2019, which led to the foreign exchange gain as it applies to the significant US dollar cash and short-term investments held by the Company as at the end of both periods.

The increase in the foreign exchange loss for the nine months ended September 30, 2019 compared to a gain for the nine months ended September 30, 2018 relates to decrease in the US dollar exchange rate between December 31, 2018 and September 30, 2019, which led to the foreign exchange loss as it applies to the significant US dollar cash and short-term investments held by the Company as at the end of both periods.

Income Tax Recovery (Expense)

The change in income tax recovery (expense) for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Income tax recovery (expense)	$30	$(69)	$99	$102	$(251)	$353

The income tax recovery of $102 during the nine months ended September 30, 2019 is primarily related to the operating loss during the period compared to income tax expense in the comparable period in the prior year which resulted from taxable income in the United States from the Company’s commercial business during the period.

(Loss) Income and Comprehensive (Loss) Income

The consolidated net income and comprehensive income for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Net (Loss) Income	$(599)	$(545)	$(54)	$(4,312)	$2,410	$(6,722)
Comprehensive (Loss) Income	(616)	(1,195)	579	(6,061)	3,843	(9,904)
Basic (loss) earnings per share	(0.04)	(0.03)	(0.01)	(0.28)	0.15	(0.43)
Diluted (loss) earnings per share	$(0.04)	$(0.03)	$(0.01)	$(0.28)	$0.14	$(0.42)

25

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

For the three months ended September 30, 2019, the Company recorded a net loss of $599 or $0.04 per share ($0.04 per share diluted) compared to net loss of $545 or $0.03 per share ($0.03 per share diluted) for the three months ended September 30, 2018. As discussed above, the main factors contributing to the increase in net loss were the lower revenues and higher general and administrative expenses, offset by higher foreign exchange gain and lower selling and research and development expenses during the three months ended September 30, 2019 compared to the three months ended September 30, 2018.

For the nine months ended September 30, 2019, the Company recorded a net loss of $4,312 or $0.28 per share ($0.28 per share diluted) compared to net income of $2,410 or $0.15 per share ($0.14 per share diluted) for the nine months ended September 30, 2018. As discussed above, the main factors contributing to the net loss was the lower revenues, and foreign exchange losses experienced during the nine months ended September 30, 2019 when compared to foreign exchange gains in the comparable period.

For the three months ended September 30, 2019, the Company recorded a total comprehensive loss of $616 compared to total comprehensive loss of $1,195 for the three months ended September 30, 2018. For the nine months ended September 30, 2019, the Company recorded a total comprehensive loss of $6,061 compared to total comprehensive income of $3,843 for the nine months ended September 30, 2018. The change in comprehensive income results from the factors described above and the fluctuations in the US dollar exchange rate during the periods, as well as the change in fair value of the investment in Sensible Medical during the three and nine months ended September 30, 2019.

The weighted average number of common shares outstanding used to calculate basic loss per share for the three months ended September 30, 2019 and 2018 was 14,888,656 and 15,748,139, respectively. The weighted average number of common shares outstanding used to calculate basic loss per share for the nine months ended September 30, 2019 was 15,239,918 and the weighted average number of common shares outstanding used to calculate basic income per share for the nine months ended September 30, 2018 was 15,824,884.

The weighted average number of common shares outstanding used to calculate diluted loss per share for the three months ended September 30, 2019 and 2018 was 14,888,656 and 15,748,139, respectively. The weighted average number of common shares outstanding used to calculate diluted loss per share for the nine months ended September 30, 2019 was 15,239,918 and the weighted average number of common shares outstanding used to calculate diluted income per share for the nine months ended September 30, 2018 was 17,614,726.

As at September 30, 2019, the Company had 14,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,457,558 stock options, of which 1,038,708 were exercisable, to purchase common shares outstanding.

As at November 26, 2019, the Company had 14,804,013 common shares outstanding, 900,000 warrants to purchase common shares and 1,428,408 stock options, of which 1,009,558 were exercisable, to purchase common shares outstanding.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring or one-time items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the three and nine months ended September 30, 2019 and 2018 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018 is reflected in the following table:

26

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

(in thousands of CDN $)	Three months ended September 30, 2019	Three months ended September 30, 2018	Increase (Decrease)	Nine months Ended September 30, 2019	Nine months ended September 30, 2018	Increase (Decrease)
Operating income	$(1,346)	$286	$(1,632)	$(3,809)	$1,202	$(5,011)
Add: Amortization expense	341	91	250	1,019	203	816
Add: Rental expense	—	77	(77)	—	230	(230)
EBITDA	(1,005)	454	(1,459)	(2,790)	1,635	(4,425)
Add: Stock-based compensation	108	145	(37)	280	820	(540)
Add: Write-down of inventories	578	—	578	578	—	578
Adjusted EBITDA	$(319)	$599	$(918)	$(1,932)	$2,455	$(4,387)
(1)	EBITDA and adjusted EBITDA as previously reported for the three and nine months ended September 30, 2018 has been adjusted to conform with the current year presentation as a result of the adoption of IFRS 16. As a result of the adoption of this accounting policy, $77 and $230 of rental expenses has been added back to the EBITDA and adjusted EBITDA calculations for the three and nine months, respectively ended September 30, 2018.

For the three months ended September 30, 2019, EBITDA was ($1,005) compared to EBITDA of $454 for the three months ended September 30, 2018, As discussed above the main factors contributing to the change in EBITDA were lower revenues partially offset by lower selling and research and development expenses during the three months ended September 30, 2019 compared to the three months ended September, 2018. Adjusted EBIDTA for the three months ended September 30, 2019 was ($319) after adjusting for $108 of stock-based compensation and $578 relating to a write-down of ZYPITAMAG™ inventories. Adjusted EBITDA for the three months ended September 30, 2018 totaled $599 after adjusting for $145 of stock-based compensation.

For the nine months ended September 30, 2019, EBITDA was ($2,790) compared to EBITDA of $1,635 for the nine months ended September 30, 2018, As discussed above the main factors contributing to the change in EBITDA were lower revenues, partially offset by lower research and development expenses during the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018. Adjusted EBIDTA for the nine months ended September 30, 2019 was ($1,932) after adjusting for $280 of stock-based compensation and $578 relating to a write-down of ZYPITAMAG™ inventories. Adjusted EBITDA for the nine months ended September 30, 2018 totaled $2,455 after adjusting for $820 of stock-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105,000 of which approximately U.S. $55,000 was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that could be received in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50,000 from the Buyer as a result of the Apicore Sale Transaction. The U.S. $50,000 was included in the total net proceeds of U.S.$105,000 described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10,000 became payable in 2019 based on the release of certain holdback funds.

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed as well as fund the purchase of common shares under the Company’s recently announced SIB.

27

Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Cash used in operating activities for the nine months ended September 30, 2019 was $10,854 compared to cash from operating activities of $2,962 for the comparable period in the prior year. The decrease in cash from operating activities is primarily due to the higher selling expenses and lower revenues experienced during the nine months ended September 30, 2019 as well as a reduction in current liabilities of the Company through the payment of accounts payable and accrued liabilities.

Cash from investing activities for the nine months ended September 30, 2019 totaled $27,564 primarily from the conversion of short-term investments into cash which totaled $47,747. Offsetting this where payments made by the Company during the nine months ended September 30, 2019 in regards to the acquisition of ZYPITAMAG™ which totaled $6,622 and the acquisition of ReDS™ intangible assets for $7,038, and the investment in Sensible Medical Innovations Ltd. of $6,337. Additionally, $186 was spent regarding the acquisition of property and equipment during the nine months ended September 30, 2019. For the nine months ended September 30, 2018, $65,235 was received as proceeds from the Apicore Sale Transaction, $51,780 was used to acquire short-term investments and, $127 was spent regarding the acquisition of property and equipment resulting in cash from investing activities of $13,328 during the nine months ended September 30, 2018.

Cash used in financing activities for the nine months ended September 30, 2019 totaled $4,125 and related to cash paid to acquire the Company’s common shares under the normal course issuer bid which totaled $4,145, offset by the receipt of $20 from employees exercising stock options during the period. Cash used in financing activities for the nine months ended September 30, 2018 totaled $1,583 and related to cash paid to acquire the Company’s common shares under the normal course issuer bid which totaled $1,905, offset by the receipt of $322 from employees exercising stock options during the period.

As at September 30, 2019, the Company had unrestricted cash totaling $35,701 compared to $24,139 as of December 31, 2018. As at September 30, 2019, the Company had working capital of $43,064 compared to $72,656 as at December 31, 2018.

Subsequent to September 30, 2019, the Company announced the commencement of a substantial issuer bid (the “Offer”) pursuant to which the Company has offered to purchase up to 4.0 million of its common shares (the “Common Shares”) for cancellation at a set purchase price of $6.50 per Common Share for a total purchase price of up to $26.0 million in cash. The Offer will be funded from the Company’s existing cash on hand and expires on December 19, 2019. Further information on the Offer is included in the Recent Developments section.

During the three and nine months ended September 30, 2019, the Company repurchased and cancelled 116,900 and 751,800, common shares, respectively. The aggregate price paid for these common shares totaled $553 and $4,145 respectively. As a result of the 2018 NCIB and 2019 NCIB, during the three and nine months ended September 30, 2019 the Company recorded $375 and $1,812 respectively directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $928 and $5,958 respectively.

The Company did not have any long-term debt recorded in its condensed consolidated interim financial statements as at September 30, 2019.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

CONTRACTUAL OBLIGATIONS

As at September 30, 2019, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows and the table excludes liabilities classified as held for sale:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2019 - remaining	2020	2021	2022	2023	Thereafter
Accounts Payable and Accrued Liabilities	$10,906	$10,906	$—	$—	$—	$—	$—
Income Taxes Payable	402	402	—	—	—	—	—
Lease Obligations	408	76	306	26	—	—	—
Acquisition Payable	2,000	500	1,500	—	—	—	—
Other Long-term Liabilities	1,165	—	1,165	—	—	—	—
Purchase Agreement Commitments	3,877	21	1,038	1,201	1,219	199	199
Total	$18,758	$11,905	$4,009	$1,227	$1,219	$199	$199

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above and payments in connection with lease obligations assume lease is extended under the available renewal period.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170 per annum for three years ending October 31, 2017, with an 18-month renewal period available. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212 per annum until October 31, 2019 with an 18-month renewal period available. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306 per annum until the end of the term of the lease.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$199 annually (based on current pricing) until 2022 and between €400 and €525 annually (based on current pricing) until 2022.

Effective January 1, 2019, the Company renewed its business and administration services agreement with GVI under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100, with an additional U.S.$400 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® described in note 12(d) and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 the Company acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAG™ (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAG™ being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product and the profit-sharing arrangement was eliminated with the Company’s acquisition of ZYPITAMAG™ on September 30, 2019 as described in note 7 to the Company’s condensed consolidated interim financial statements.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these condensed consolidated interim financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 10 to the Company’s condensed consolidated interim financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000 and $4,000 and 8% on the portion of quarterly sales exceeding $4,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the three and nine months ended September 30, 2019 totaled $267 and $840, respectively (2018 - $310 and $643) with payments made during the three and nine months ended September 30, 2019 of $293 and $1,133, respectively (2018 - $321 and $713).

Beginning with the acquisition of ZYPITAMAG™ (note 7), completed on September 30, 2019, the Company is obligated to pay royalties on any future commercial net sales of ZYPITAMAG™ to Zydus. To date, no royalties are due and/or payable.

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay €300 over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the condensed consolidated interim statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the product became available commercially during the third quarter of 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Based on the significant cash and cash equivalents and short-term investment balances held by the Company at September 30, 2019, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at September 30, 2019, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $357 (December 31, 2018 - $720).

The Company has not entered into any futures or forward contracts as at September 30, 2019. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, short-term investments, accounts receivable, holdback receivable, accounts payable and accrued liabilities, income taxes payable, royalty obligation and the other long-term liabilities. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated monetary financial assets and liabilities:

(Expressed in thousands of U.S. Dollars)	September 30, 2019	December 31, 2018
Cash and cash equivalents	$27,217	$17,428
Short-term investments	—	35,000
Accounts receivable	7,921	7,725
Holdback receivable	8,730	8,730
Accounts payable and accrued liabilities	(7,599)	(9,903)
Income taxes payable	(303)	(776)
Current portion of royalty obligation	(900)	(1,096)
Current portion of acquisition payable	(500)	—
Royalty obligation	(1,260)	(1,492)
Acquisition payable	(1,243)	—
Other long-term liabilities	(880)	(880)
	$31,183	$54,736

Based on the above net exposures as at September 30, 2019, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net (loss) income of approximately $2,065 (December 31, 2018 - $3,700).

The Company is also exposed to currency risk on the Euro; however, management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 18% of the voting shares of the Company as at September 30, 2019 (December 31, 2018 - 17%).

During the three and nine months ended September 30, 2019 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $21 and $64, respectively (2018 - $21 and $64) for business administration services, $77, and $230, respectively (2018 - $53 and $159) in rental costs and $12 and $36, respectively (2018 - $12 and $35) for commercial and information technology support services. The business administration services are provided to the Company through a consulting agreement with GVI.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the three and nine months ended September 30, 2019, the Company paid GVI CDS $79 and $331, respectively (2018 - $200 and $633) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the Chief Executive Officer. During the three and nine months ended September 30, 2019, the Company paid CanAm $nil and $118, respectively (2018 - $102 and $288) for research and development services.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2019, included in accounts payable and accrued liabilities is $45 (December 31, 2018 - $17) payable to GVI, $3 (December 31, 2018 - $134) payable to GVI CDS, and $nil (December 31, 2018 - $40) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300 annually, increasing to $315 annually, effective January 1, 2017 and increasing to $331 annually, effective January 1, 2019. The Company may terminate this agreement at any time upon 120 days’ written notice. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Growing sales of ZYPITAMAG™ in the United States

On December 14, 2017, the Company acquired from Zydus, an exclusive license to sell and market ZYPITAMAG™ (pitavastatin magnesium), a branded cardiovascular drug, in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAG™ is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG™ became commercially available in retail pharmacies throughout the United States. The Company’s product launch utilized its existing commercial infrastructure and while not an in-hospital product like AGGRASTAT®, ZYPITAMAG™ added to the Company’s cardiovascular portfolio and expanded the Company’s reach to new patients. ZYPITAMAG™ contributed revenue of $78 and $87 to Company for the three and nine months ended September 30, 2019, and $652 of revenue to the Company during the year ended December 31, 2018. ZYPITAMAG™ is still in the early stages of its commercialization and the Company continues to work towards growing the ZYPITAMAG™ brand, usage of the product and revenues from ZYPITAMAG™.

On September 30, 2019 the Company announced that through its subsidiary, Medicure International Inc., it has acquired the ownership of ZYPITAMAG™ from Zydus for U.S. and Canadian markets. Under terms of the agreement, Zydus will receive an upfront payment of U.S. $5,000 and U.S. $2,000 in deferred payments to be made over the next four years, as well as contingent payments on achievement of milestones and royalties related to net sales.

Growing sales of ReDS™ in the United States

On January 28, 2019 the Company entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

On September 17, 2019 the Company announced the launch of the ReDS™ PRO system, the next generation of lung fluid management technology for heart failure. The debut of the new system took place at the HFSA conference in Philadelphia, Pennsylvania. ReDS™ PRO is optimized for the point-of-care market, designed for use in hospitals and sub-acute facilities. ReDS™ PRO utilizes non-invasive low energy radio frequency technology that produces reliable fluid volume readings after only 45 seconds of measurement. The ReDS™ PRO can be utilized across the continuum of hospital care, from the emergency department to discharge and subacute rehabilitation. The ReDS™ PRO represents the next generation of ReDS™.

Acquisitions, licensing or marketing partnerships for new commercial products

The Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure). The filing of the ANDA had been previously announced by the Company on December 13, 2016. Medicure’s SNP has recently become available in the United States.

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Management’s Discussion and Analysis (expressed in thousands of Canadian dollars, except per share amounts and where otherwise noted)

Medicure is also developing two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2018.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2018, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

While the Company’s approved product portfolio grew during 2018 and into 2019 to AGGRASTAT®, ZYPITAMAG™, PREXXARTAN®, which is currently on hold, SNP and ReDS™, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG™ and ReDS™, the ability to grow sales of Medicure’s SNP and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAG™ and ReDS™, the ability to grow sales of Medicure’s SNP and the development and/or acquisition of new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.

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